787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 7, 2018

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,894

Dear Ms. O’Neal-Johnson:

This letter supplementally responds to your comment with respect to Post-Effective Amendment No. 1,894 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares ESG U.S. Aggregate Bond ETF (the “Fund”), which is a series of the Trust, to provide a completed fee table at least one week prior to the filing becoming effective. Please find attached as Annex A the fee table for the Fund.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Christy Chen
George Rafal
Jaeyoung Choi

Annex A

[See Attached]